Exhibit 99.13
PETROFLOW ENERGY CLOSES PRIVATE PLACEMENTS
July 23, 2007 — Calgary, Alberta — Petroflow Energy Ltd. (TSXV: PEF) (“Petroflow”) announces it has closed a private placement offering of 4,033,555 common shares at a price of $1.90 per common share for aggregate proceeds of $7,663,755 and a private placement offering of 247,287 common shares at a price of $2.10 per common share for aggregate proceeds of $519,303. The common shares issued under the private placements are subject to a 4 month hold period that expires on November 21, 2007. In connection with the $1.90 private placement, Petroflow paid a 6% cash commission of US$270,150 to Pritchard Capital Partners, LLC and a 6% commission to Macon Resources Ltd. that was paid by the issuance to Macon of 66,850 common shares at $1.90 per common share. On closing of these private placements, Petroflow has 29,241,844 common shares outstanding.
The funds will be used primarily in the continuation of Petroflow’s Hunton dewatering resource play in Oklahoma. John Melton, President and CEO, was quoted as saying “We appreciate the continued support of our existing shareholders and the participation of management and employees in these private placements. We are also pleased to report that for the first time we have received a portion of these funds ($US 4,502,500) from two institutional buyers in the United States. We are confident that the addition of institutional participation will enhance overall shareholder value”.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
or
PetroFlow Energy Ltd.
John Melton, President and CEO at (504) 453-2926 or
Duncan Moodie, CFO at (403) 539-4320.
Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.